UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K ☐ Form 20-F ☐Form 11-K ☑ Form 10-Q ☐Form N-SAR

☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

                                 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

PFO Global, Inc.
Full Name of Registrant

Energy Telecom, Inc.
Former Name if Applicable

14401 Beltwood Parkway W., Suite 115
Address of Principal Executive Office (Street and Number)

Farmers Branch, TX 75244
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PFO Global, Inc. (the “Company”) is unable file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the “Third Quarter Report”) in a timely manner without unreasonable effort and expense. As previously disclosed in its Current Report on Form 8-K filed September 16, 2016, the Company recently experienced a management transition, including the appointment of a new principal financial officer. As a result, despite diligent efforts, the Company requires additional time to complete the Third Quarter Report. The Company expects to file the Third Quarter Report within the extension period provided under Rule 12b-25.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations that involve known and unknown risks, uncertainties and other factors that may cause the Registrant’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “will,” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this Form 12b-25. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date on which such statements are made. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, unanticipated delays in the Registrant’s ability to complete the Third Quarter Report within the extension period provided under Rule 12b-25, changes in the assumptions or additional facts giving rise to the Registrant’s estimates of its results of operations for the quarter ended September 30, 2016 as compared to September 30, 2015, and other uncertainties and risk factors detailed from time to time in reports filed by the Registrant with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent reports on Form 10-Q and Form 8-K. Except as required by law, the Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mahesh Shetty	(972)	573-6135
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

PFO Global, Inc.

(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	By:	/s/ Mahesh Shetty
		Name:	Mahesh Shetty
		Title:	Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Explanation for Part IV, Item 3

The Registrant anticipates that it will report significant changes in results of operations from the corresponding period for the last fiscal year. The Registrant estimates that its net sales for the three months ended September 30, 2016 were approximately $789,530, an increase of 11%, as compared to its net sales of $710,050 for the three months ended September 30, 2015. The Registrant estimates that its cash on hand at September 30, 2016 was $130,413, as compared to its cash on hand of $26,250 at December 31, 2015.